Exhibit 99.1

Unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024,

and for the three- and six-month periods ended December 31, 2024 and 2023.

Moolec Science SA

Unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024, and for the three and six-month ended December 31, 2024 and 2023

i

Moolec Science SA

Unaudited interim condensed consolidated statements of comprehensive loss for the six and three-month periods ended December 31, 2024 and 2023

In USD [$]

		For the six months ended December 31		For the three months ended December 31
	Notes	2024	2023	2024	2023
Continuing operations
Revenue		4,199,966	1,992,163	2,642,964	252,114
Cost of sales	21	(4,859,562)	(1,539,682)	(3,317,333)	(20,040)
Other income		122,468	210,856	36,460	210,856
Research and development expense	20	(723,545)	(903,757)	(298,003)	(516,022)
Marketing expense		(332,310)	(232,940)	(151,319)	(13,680)
Administrative expense	19	(2,545,182)	(3,548,767)	(956,846)	(1,685,349)
Other operating expense		(22,794)	(38,833)	(15,427)	(20,924)
Loss from operations		(4,160,959)	(4,060,960)	(2,059,504)	(1,793,045)

Financial costs	18	(1,214,190)	(196,706)	(664,020)	(103,390)
Other Financial Results	18	1,326,093	431,865	608,520	(123,072)
Loss investment in associates		(40,850)	-	(31,414)	-
Net loss before Income tax		(4,089,906)	(3,825,801)	(2,146,418)	(2,019,507)

Income tax benefit / (expense)	16	(252,900)	451,281	(280,889)	235,990
Net loss of the period		(4,342,806)	(3,374,520)	(2,427,307)	(1,783,517)
Basic and diluted loss per share	22	(0.11)	(0.09)	(0.06)	(0.05)

Other comprehensive income/ (loss)
Items that may be reclassified to profit or loss:
Foreign exchange differences on translation of foreign operations		660,622	(913,537)	153,280	(882,861)
Total other comprehensive income / (loss)		660,622	(913,537)	153,280	(882,861)
Total comprehensive loss for the period		(3,682,184)	(4,288,057)	(2,274,027)	(2,666,378)

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements

Moolec Science SA

Unaudited interim condensed consolidated statements of financial position as of December 31, 2024 and June 30, 2024

In USD [$]

	Notes	As of December 31, 2024	As of June 30, 2024
ASSET
Non- current assets
Intangible assets	6	9,055,855	8,975,518
Fixed assets	7	1,263,344	1,172,144
Goodwill		281,034	262,532
Right-of-use of assets		368,970	443,212
Prepayments		25,453	36,015
Other non-current receivables	8	10,842,105	10,149,079
Total non-current assets		21,836,761	21,038,500
Current assets
Cash and cash equivalents	9	1,929,911	5,389,928
Trade receivables		1,929,807	471,500
Other receivables	8	808,795	1,010,539
Prepayments		31,316	596,938
Inventories	10	4,844,773	6,279,519
Total current assets		9,544,602	13,748,424
TOTAL ASSETS		31,381,363	34,786,924
LIABILITIES AND EQUITY
Equity
Share capital	11	401,272	385,641
Shares to be issued	11	-	3,068
Treasury shares	11	(1,232)	(1,232)
Share premium	11	70,152,421	69,159,382
Cost of own shares held	11	(303,768)	(303,768)
Cumulative translation adjustment	11	786,331	125,709
Equity settled share-based payment	12	2,039,743	3,382,343
Accumulated deficit		(70,278,189)	(65,935,383)
Total equity		2,796,578	6,815,760
Liabilities
Non-current liabilities
Accounts Payable	13	2,201,070	7,600,000
Financial debts	17	19,372,053	11,703,708
Other liabilities	14	71,515	196,511
Lease liability		166,153	248,532
Deferred tax liability		316,039	72,096
Total non-current liabilities		22,126,830	19,820,847
Current liabilities
Accounts payable	13	3,133,610	3,414,686
Financial debts	17	2,365,894	2,555,683
Other liabilities	14	494,578	1,451,093
Warrant liabilities	15	282,194	555,500
Lease liability		181,679	173,355
Total current liabilities		6,457,955	8,150,317
TOTAL LIABILITIES		28,584,785	27,971,164
TOTAL LIABILITIES AND EQUITY		31,381,363	34,786,924

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements

Moolec Science SA

Unaudited interim condensed consolidated statements of changes in equity for the six months period ended December 31, 2024 and 2023

In USD [$]

	Share capital				Cost of	Cumulative	Equity settled
	Shares Issued	Shares to be issued	Treasury shares	Share Premium	own shares held	translation adjustment	share-based payment	Retained (deficit)	Total Equity
Balance as of June 30, 2023	375,641	3,068	-	66,996,982	-	18,112	1,335,253	(58,623,123)	10,105,933
Exchange differences on translation of foreign operations	-	-	-	-	-	(913,537)	-	-	(913,537)
Equity settled share-based payment	-	-	-	-	-	-	866,142	-	866,142
Net loss of the period	-	-	-	-	-	-	-	(3,374,520)	(3,374,520)
Balance as of December 31, 2023	375,641	3,068	-	66,996,982	-	(895,425)	2,201,395	(61,997,643)	6,684,018

Balance as of June 30, 2024	385,641	3,068	(1,232)	69,159,382	(303,768)	125,709	3,382,343	(65,935,383)	6,815,760
Issue of share capital	301	-	-	24,302	-	-	-	-	24,603
Issue of share capital – Shared-based payments	15,330	(2,427)	-	1,186,013	-	-	(1,028,313)	-	170,603
Settlement with shareholders (Business Combination)	-	(641)	-	(217,276)	-	-	-	-	(217,917)
Equity settled share-based payment	-	-	-	-	-	-	(314,287)	-	(314,287)
Exchange differences on translation of foreign operations	-	-	-	-	-	660,622	-	-	660,622
Net loss of the period	-	-	-	-	-	-	-	(4,342,806)	(4,342,806)
Balance as of December 31, 2024	401,272	-	(1,232)	70,152,421	(303,768)	786,331	2,039,743	(70,278,189)	2,796,578

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements.

Moolec Science SA

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended December 31, 2024 and 2023

In USD [$]

	For the six months ended December 31, 2024	For the six months ended December 31, 2023
Cash flows from operating activities
Loss for the period	(4,342,806)	(3,374,520)
Adjustments to reconcile loss for the period to net cash flows
Deferred tax benefit / (expense)	252,900	(451,281)
Amortization intangible assets	477,038	336,346
Depreciation fixed assets	100,723	58,716
Depreciation of right-of-use assets	45,772	46,167
Employee share-based payment	(314,287)	866,142
Financial income / (expenses)	(522,998)	(586,583)
Changes in working capital
Prepayments	579,738	326,284
Accounts receivable	(1,426,838)	(48,263)
Other receivables	350,915	40,157
Inventories	1,877,299	(196,430)
Accounts Payable	963,631	(2,769,360)
Other liabilities	(57,719)	104,766
Net cash used in operating activities	(2,016,632)	(5,647,859)
Cash flows from investing activities
Acquisition of fixed assets	(115,866)	(96,921)
Capitalized development expenditures	(224,835)	-
Purchase of Intangible assets	(17,898)	-
Short-term investments subscriptions	-	(144,514)
Short-term investments withdrawals	-	287,872
Net cash (used in) / generated from investing activities	(358,599)	46,437
Cash flows from financing activities
Proceeds from issuance of convertible notes	-	5,590,000
Proceeds from financial debts	411,685	122,421
Payment of loans	(1,070,385)	(268,418)
Payments of interest	(364,166)	(201,920)
Payments of lease liabilities	(74,056)	(49,537)
Deferred payment for acquisition of ValoraSoy	-	(500,000)
Proceed from issuance of shares	24,603	-
Net cash (used in) / generated from financing activities	(1,072,319)	4,692,546
Net decrease in cash and cash equivalents	(3,447,549)	(908,876)
Cash and cash equivalents at beginning of the year	5,389,928	2,527,673
Effect of exchange rate changes and inflation on cash and equivalents	(12,468)	82,686
Cash and cash equivalents at end of the period	1,929,911	1,701,483

Non-cash financing activities
Increase in Right-of-use asset recognition through and increase in Lease liabilities	-	(521,107)
Increase in issuance of convertibles notes through Accounts Payables (see notes 13 and 17)	6,600,000	-
Increase in financial debt through other liabilities (see notes 14 and 17)	823,748	-
Decrease in other receivables through cancellation of commitment to issue shares - ValoraSoy Business Combination	217,917	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements

Moolec Science SA

Notes to the unaudited interim condensed consolidated financial statements

In USD [$]

Note 1. General information

Moolec Science SA (“the Company’’, “the Group” or “Moolec Science’’) is a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022 (“date of incorporation”), created to develop affordable alternative proteins using molecular farming technology. The Company is registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Its registered address is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

The subsidiaries and joint arrangements of the Company, of which their financial results have been included in the interim condensed consolidated financial statements, and in which the Company holds a majority of the voting rights or shares joint control as of December 31, 2024 are as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of December 31, 2024
Moolec Science Limited (i)	Investment in subsidiaries	United Kingdom	100%
LightJump Acquisition Corporation (ii)	Investment in subsidiaries	USA	100%
ValoraSoy S.A.	Investment in subsidiaries	Argentina	100%
AG Biomolecules LLC (DE)	Investment in subsidiaries	USA	100%
Microo Foods Ingredients S.L.	Investment in joint arrangements	Spain	50%

(i)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.
(ii)	LightJump Acquisition Corporation is an entity dissolved as of the date of issuance of these Financial Statements.

Note 2. Accounting standards and basis of preparation

Note 2.1. Basis of Presentation

These unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the International Accounting Standard (“IAS”) IAS 34 Interim Financial Reporting, as issued by International Accounting Standard Board (“IASB”) and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2024. These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements of the Group were authorized by the Board of Directors of Moolec Science SA in April 15, 2025.

Note 2.2. Use of estimates and judgements

The preparation of the unaudited interim condensed consolidated financial statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the unaudited interim condensed consolidated financial statements for all periods presented. Estimates and underlying assumptions are reviewed on an ongoing basis.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 30 June 2024.

Note 2.3. Going concern

 Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern after the accompanying interim condensed consolidated financial statements are issued. The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. The Group concludes it will, for the next 12 months from the issuance of these unaudited interim condensed consolidated financial statements, be able to realize its assets and discharge its liabilities in the normal course of operations. The Company confirms the financial support of its main shareholders for a minimum period of twelve months from the date of these financial statements.

Note 3. Summary of significant accounting policies

The accounting policies applied in these unaudited interim condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 30 June 2024. The policy for recognizing and measuring income taxes in the interim periods is consistent with that applied in the previous interim period and is described in Note 16: Income tax.

Note 3.2. New and amended IFRS Standards that are effective for the current period.

a)	The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group

-	Amendments to IFRS 16- Lease Liability in a Sale and Leaseback.

-	Amendments to IAS 1 – Non- current liabilities with covenants.

-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures

These new standards and amendments did not have any material impact on the Group.

b)	The following new standards and amendments are not yet adopted by the Group.

-	IFRS 19 - Simplifying disclosure requirements for certain subsidiary financial statements. This standard specifies the disclosure requirements that an entity is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. It is effective for annual periods beginning on or after 1 January 2027.

-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.

These standards and amendments are not expected to have a material impact on the Group

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.

Amendments to IAS 21- The Effects of Changes in Foreign Exchange Rates Titled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.

-	IFRS 9 and IFRS 7- Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability.

The amendments are effective for annual reporting periods beginning on or after 1 January 2025.

The Group is currently analyzing the potential impact of these new standards on our financial statements

Note 3.3. Segment reporting

The Group operates in a single operating segment, which is “science-based food ingredients”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Chief Product Officer (“CPO”), the Chief Technology Officer (“CTO”) and the Chief Science Officer (“CSO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Net revenue/loss for the period.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statement of comprehensive income and unaudited interim condensed consolidated statement of financial position.

	For the six month period ended		For the three month period ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenue (1)	4,199,966	1,992,163	2,642,964	252,114
Cost of sales (2)	(4,859,562)	(1,539,682)	(3,317,333)	(20,040)

(1)	Includes impact of IAS 29 for $15,264 increase in revenues and $1,081,717 decrease in revenues for the six months period ended on December 31 2024 and 2023, respectively. For the three month period ended December 31, 2024 and 2023 includes impact of IAS 29 for $4,632 increase in revenues and $87,359 decrease in revenues.
(2)	Includes impact of IAS 29 for $130,331 increase in costs of sales and $603,688 decrease in cost of sales for the six months period ended on December 31, 2024, and 2023, respectively. For the three month period ended December 31, 2024 and 2023 includes impact of IAS 29 for $1,075,731 increase in cost of sales and $739,861 decrease in cost of sales.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Moolec Science’s revenues.

Revenues breakdown:

The Company’s revenues arise from operations in Argentina. During the periods covered by these unaudited interim condensed consolidated financial statements the Company had no revenues from customers attributed to the entity’s country of domicile.

Non-current assets other than financial instruments

Non-current assets other than financial instruments are located in the following countries:

	As of December 31, 2024	As of June 30, 2024
Luxembourg	1,181,034	1,262,532
United Kingdom	2,929,509	3,000,836
Argentina	4,789,052	4,673,592
United States	2,095,061	1,952,461
Total non-current assets other than financial instruments	$10,994,656	$10,889,421

Note 4. Critical accounting judgements and estimates

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the same as those described in the last annual financial statements.

Note 5. Comparative Information

The information disclosed for comparative purposes arises from the consolidated financial statements of Moolec as of June 30, 2024 and from unaudited financial statements for the period of July 1, 2023 through December 31, 2023 respectively.

The Company has reclassified some expenses in the notes in the comparative periods to improve the presentation and understanding of the financial information. Those reclassifications do not impact on the previously reported total comprehensive results, financial position or cash flows.

Note 6. Intangible Assets

	2024	2023
As of June 30,
Cost	9,783,409	8,613,615
Accumulated Amortization	(807,891)	(94,517)
Net book amount	$8,975,518	$8,519,098

	2024	2023
Six months period ended December 31,
Opening net book amount	8,975,518	8,519,098
Effect of changes in foreign exchange rates	282,950	(1,327,202)
Additions (i)	274,425	-
Amortization (ii)	(477,038)	(336,346)
Closing net book amount	$9,055,855	$6,855,550

	2024	2023
As of December 31,
Cost	10,340,784	7,286,413
Accumulated Amortization	(1,284,929)	(430,863)
Net book amount	$9,055,855	$6,855,550

(i)	Starting the second quarter of fiscal year 2025, Moolec identified that the development process of the “Piggy sooy” product completed stage “Early development”, consequently, the patent development expenses have started to be capitalized as part of a new intangible. As of December 31, 2024 the total capitalized amounts to $256,527.
(ii)	The amortization charge is included in Administrative expenses and Research and development expenses (see notes 19 and 20).

Note 7. Fixed Assets

	2024	2023
As of June 30,
Cost	1,378,503	1,171,286
Accumulated Amortization	(206,359)	(29,204)
Net book amount	$1,172,144	$1,142,082

	2024	2023
Six months period ended December 31,
Opening net book amount	1,172,144	1,142,082
Effect of changes in foreign exchange rates	76,057	(389,686)
Additions	115,866	96,921
Depreciation (i)	(100,723)	(58,716)
Closing net book amount	$1,263,344	$790,601

	2024	2023
As of December 31,
Cost	1,570,426	878,521
Accumulated Depreciation	(307,082)	(87,920)
Net book amount	$1,263,344	$790,601

(i)	The depreciation charge is included in Administrative expenses and Cost of sales (see notes 19 and 21).

Note 8. Other receivables

	As of December 31, 2024	As of June 30, 2024
Receivables with shareholders (i)	10,842,105	10,149,079
Total Other receivables – Non current	$10,842,105	$10,149,079

(i)	Moolec Science Limited issued an aggregate number of Moolec Science Limited ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science SA shares after the transaction) to current individual shareholders of Bioceres S.A., and Bioceres Group PLC, (“New shareholders”) Moolec and the new shareholders entered into a subscription agreement (the “shareholders’ subscription agreement”) prior to the transaction pursuant to which Moolec Science Limited agreed to issue 2,354,069 of Moolec Science Limited ordinary shares. The subscription agreement dated December 22, 2022. The new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement. Such shareholders’ subscription agreement accrues an internal rate of return of 13.20%. The accrued interest is included in Other Financial Results.

	As of December 31, 2024	As of June 30, 2024
Taxes	744,301	622,614
Others	64,494	387,925
Total Other receivables – Current	$808,795	$1,010,539

Note 9. Cash and cash equivalents

Cash and cash equivalents at each end of period/year, as disclosed in the unaudited interim condensed consolidated statements of cash flows, may be reconciled against the items related to the unaudited interim condensed consolidated statement of financial position as follows:

	As of December 31, 2024	As of June 30, 2024
Bank accounts	925,055	3,295,805
Short-term investments	1,004,117	2,093,374
Cash	739	749
Total cash and cash equivalents	$1,929,911	$5,389,928

Note 10. Inventories

	As of December 31, 2024	As of June 30, 2024
Raw materials	3,926,171	6,215,720
Finished goods	918,602	63,799
Total Inventories	$4,844,773	$6,279,519

Note 11. Share capital and share premium

As of December 31, 2024, the share capital stock and share premium amounts to $70,553,693. The following table sets forth details of the balances as of December 31, 2024 and 2023, as of June 30, 2024 and 2023:

	Number of shares	Shares issued amount	Shares to be issued amount	Treasury Shares	Share Premium	Cost of own shares held

Balance as of June 30, and December 31, 2023	37,563,768	375,641	3,068	-	66,996,982	-
Balance as of June 30, 2024	38,440,602	385,641	3,068	(1,232)	69,159,382	(303,768)
Issue of share capital (i)	30,103	301	-	-	24,302	-
Settlement with shareholders (Business Combination)	-	-	(641)	-	(217,276)
Issue of share capital – Shared-based payments (ii)	1,532,969	15,330	(2,427)	-	1,186,013	-
Balance as of December 31, 2024	40,003,674	401,272	-	(1,232)	70,152,421	(303,768)

(i)	In April 2023, the Company entered into a Share Purchase Agreement with Nomura Securities International, Inc (“Nomura”). The Agreement provides for a committed equity financing facility under which the Company has the option, but not the obligation, to sell up to the equivalent of $50 million in aggregate gross purchase price of its ordinary shares to Nomura over a 36-month period, subject to the terms of the Agreement. The Company intends to use the proceeds from any future sales of securities under the financing facility, if it is utilized, for general corporate purposes.

Sales of ordinary shares to Nomura, and the timing of any such sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the ordinary shares and determinations by the Company regarding the use of proceeds from any sale.

On October 2024, 30,103 shares (equivalent to $ 301) were issued under the Share Purchase Agreement.

(ii)	On December 2024, the Board of Directors approved an increase in the Company’s share capital by an amount of $15,330 (equivalent to 1,532,969 shares), bringing the total share capital to $401,272. This increase was authorized to issue the shares under “Shared to be issued” and the related ones to “RSUs” in the statement of changes in equity (non-cash transaction)

Note 12. Share based payment

Under the share-based compensation plan, some employees and members of the executive management team as defined by the Board of Directors, were granted share options or restricted stock units (“RSU”) in return for their services to the Group.

On September 18, 2024, the Board of Directors approved the 2024 Incentive Plan (the “Plan”), making some minor modifications to the previous share-based compensation plan. Subsequently, on December 12, 2024, the Board approved the possibility of making additional grants under the Plan and revised certain terms. These changes were designed to attract, retain, and motivate key executives while promoting sustained growth and enhancing shareholder value.

As of December 31, 2024, Moolec had the following shared-based payment arrangements for executives and senior management:

●	Group 1 granted up to 579,078 underlying ordinary shares (options). The options have an exercise price of $1.52 and expire in December 2030 (except one case in June 2031).

●	Group 2 granted up to 344,555 underlying ordinary shares (options). The options have an exercise price of $8.00 and expire in December 2030.

●	Group 3 granted up to 833,333 underlying ordinary shares (options). The options have an exercise price of $4.25 and expire between January 2033 and March 2034.

Also, for the period ended December 31, 2024 RSU awards were accrued to some employees and members of the executive team amounting to the equivalent of $106,468 (and $172,670 for the period ended December 31, 2023). The expense is recognized as an employee benefit expense, with a corresponding increase in equity (or liability, depending on the characteristics of the award)

The fair value of the options granted is measured at grant date and recognized in accordance with the requirements of IFRS 2, as an employee benefit expense, with a corresponding increase in equity.

Factor	Group 1	Group 2	Group 3
Fair value of shares (range)	$1.00	$1.00	$1.63 - 3.21
Exercise price	$1.52	$8.00	$4.25
Expected volatility	70%	70%	70%
Dividend rate	-	-	-
Reference risk-free interest rate	3.00%	3.00%	4.25%
Plan duration	10 years	10 years	10 years
Fair value of stock options at measurement date (range)	$9.11	$7.25	$1.02 – 2.65

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

Moolec Science estimates an expected rotation of 2.00% annually at constant value, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the amount and exercise price and the movements of the stock options of executives and managers of the Group for the period ended December 31, 2024.

December 31, 2024
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price

At the beginning	325,826	$1.52	206,598	$8.00	833,333	$4.25
Granted during the period	-	-	-	-	-	$-
Forfeited during the period	-	-	-	-	-	-
Exercised during the period	-	-	-	-	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	833,333	$4.25

The charge of the stock options recognized during the six months period ended on December 31, 2024 and 2023, was $(161,327) and $(522,474). For the three-month period ended December 31, 2024 and 2023 the charge of the stock options recognized was $ (24, 751) and $(286, 952) respectively.

The charge of the RSUs recognized for the six months period ended on December 31, 2024 and 2023, was $(106,468) and $(172,670). For the three-month period ended December 31, 2024 and 2023 the charge of the RSUs recognized was $(53,234) and $(86,335) respectively.

Note 13. Accounts Payable

	As of December 31, 2024	As of June 30, 2024
Long term account payable with BIOX (i)	2,201,070	7,600,000
Total Accounts payable – Non Current	$2,201,070	$7,600,000

On June 14, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see note 17). Additionally, on June 29, 2024, Moolec Science SA entered into aTechnology Access License Agreement with BIOX for molecular farming purposes for USD 1,000,000, granting Moolec Science SA the right to use BIOX’s HB4 technology for a period of 5 years

On December 30, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed and additional agreement under which BIOX sold 4,000 tons of soybean to Moolec Science SA for an amount of USD 1,201,070 payable in 2026.

	As of December 31, 2024	As of June 30, 2024
Accruals	1,489,478	1,351,057
Trade payables	1,027,591	873,534
Related parties (i)	547,446	568,835
Transaction expenses payable	69,095	621,260
Total Accounts payable – Current	$3,133,610	$3,414,686

(i)	The details of the related parties payables are included in Related Party (see note 23)

Note 14. Other liabilities

	As of December 31, 2024	As of June 30, 2024
Related parties (i)	-	794,301
Wages	215,471	288,213
Taxes	74,614	134,212
Others	204,493	234,367
Total Other liabilities - Current	$494,578	$1,451,093

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	The details of the related parties payables are included in Related Party (see note 23)

Note 15. Warrants liabilities

Each of the Warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement and terminating on the earlier to occur of: the date that is five (5) years after the date on which the Business Combination is completed or the liquidation of the Company. Redemptions of warrants for cash once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis”. The private warrants will be treated identical to the public warrants.

Considering that the fair value as of December 31, 2024 and June 30, 2024, is $0.0254 and $0.0500 per Ordinary Share respectively, the valuation of warrants is the following:

	As of December 31, 2024	As of June 30, 2024
At the beginning of the period / year	$555,500	$887,689
Fair value remeasurement (Gain)	(273,306)	(332,189)
At the end of the period / year	$282,194	$555,500

Note 16. Income Tax

Income tax recognized through profit or loss

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the unaudited interim condensed consolidated financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated loss before income tax for the six months ended December 31, 2024 amounts to $4,089,906 (loss for the six months ended December 31, 2023 $3,825,801). The income tax benefit / (charge) for the six months ended December 31, 2024 was ($252,900) (for the six months ended December 2023 was $451,281). For the three months period ended December 31, 2024 and 2023 the income tax benefit / (charge) was ($280,889) and $235,990 respectively.

The Group’s consolidate the effective tax rate with respect to continuing operations for the six months ended December 31, 2024 was 6.18%.

The tax rate used for 2024 represents the tax rate of 15% on the taxable income payable by the Group entities in Luxemburg, in accordance with the tax laws of said jurisdiction.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Note 17. Financial Debts

	As of December 31, 2024	As of June 30, 2024
Financial debt denominated in US Dollars (i)	18,498,479	10,940,000
Financial debt denominated in Argentinian Pesos	873,574	763,708
Total Financial Debt - Non-Current	$19,372,053	$11,703,708

	As of December 31, 2024	As of June 30, 2024
Financial debt denominated in US Dollars	2,019,993	1,768,715
Financial debt denominated in Argentinian Pesos	345,901	786,968
Total Financial Debt - Current	$2,365,894	$2,555,683

(i)	On September 17, 2024, Moolec Science issued convertible notes to BIOX in exchange for the non-current accounts payable related to the purchase of HB4 soybean equivalent to $6.6 million. The convertible note has a term of three years with an early conversion option. If the early conversion option is exercised, Moolec Science will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. The interest rate of the note will be calculated on a quarterly basis, and will be 10% of the actual delivery value divided the total amount of the note. The interest will be payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however the Company will have the option at each payment date to capitalize the interest accrued.

Note 18. Financial income / expenses

	For the six month period ended		For the three month period ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Financial Costs
Interest expense	(1,194,386)	(179,235)	(654,611)	(92,021)
Lease Liability Interest	(19,804)	(17,471)	(9,409)	(11,369)
Total Financial Costs	$(1,214,190)	$(196,706)	$(664,020)	$(103,390)
Other financial results
Interest income (Shareholders’ loan)	693,026	693,026	346,513	346,513
Inflation adjustment	145,944	892,143	32,639	355,965
Change in warrants	273,306	643,269	162,206	145,541
Exchange rate gains / (losses)	182,218	(2,120,215)	96,366	(1,199,317)
Investment results	84,225	335,263	46,086	231,104
Other	(52,626)	(11,621)	(75,290)	(2,878)
Total Other financial results	$1,326,093	$431,865	$608,520	$(123,072)
Total net financial income / (expense)	$111,903	$235,159	$(55,500)	$(226,462)

Note 19. Administrative expenses

	For the six month period ended		For the three month period ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Audit, legal and accountancy fees	(765,386)	(1,225,877)	(421,986)	(532,026)
Payroll Expenses	(620,413)	(417,493)	(345,304)	(236,535)
Insurance	(490,536)	(248,696)	(254,398)	(106,755)
Professional fees	(376,685)	(267,381)	(187,824)	(93,910)
Amortization of intangible assets	(265,003)	(280,329)	(133,247)	(142,218)
Other office and administrative expenses	(142,426)	(90,764)	(73,066)	(28,411)
Taxes	(71,535)	(6,418)	(60,636)	(6,418)
Travel Expenses	(68,203)	(85,209)	(49,261)	(48,626)
Amortization of right-of-use assets	(14,079)	(4,693)	(7,040)	(4,693)
Depreciation of fixed assets	(12,723)	(6,283)	(7,691)	(2,230)
Equity settled share-based payment (1)	281,807	(915,624)	583,607	(483,527)
Total Administrative expenses	$(2,545,182)	$(3,548,767)	$(956,846)	$(1,685,349)

(1)	As of December 31, 2024, the Company recognized an income of $0.6 million related to the reversal of previously recognized share-based payment expenses. This adjustment arose due to the non-fulfillment of specific performance milestones required for some participants to earn the associated benefits under the share-based compensation plan whose first milestone was to be measured as of December 31, 2024. As a result, the previously accrued expense was reversed in accordance with IFRS 2 – Share-based Payment, recognizing the corresponding impact in the statement of profit or loss under administrative expenses.

Note 20. Research and development expense

	For the six month period ended		For the three month period ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Professional fees	(410,263)	(703,788)	(157,924)	(368,559)
Amortization of intangible assets	(212,035)	(62,365)	(106,018)	(60,484)
Laboratories’ related expenses	(59,720)	(78,104)	(29,144)	(37,373)
Amortization right-of-use assets	(31,693)	(41,474)	-	(31,580)
Depreciation of fixed assets	(9,834)	-	(4,917)	-
Other research and development expenses	-	(18,026)	-	(18,026)
Total Research and development expenses	$(723,545)	$(903,757)	$(298,003)	$(516,022)

Note 21. Cost of sales

	For the six month period ended		For the three month period ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Inventories at beginning	(6,279,519)	(465,748)	(5,577,551)	(390,293)
Purchases	(1,855,052)	(1,223,344)	(1,619,353)	(126,095)
Production costs
Payroll and professional fees	(301,546)	(228,347)	(163,961)	(25,535)
Maintenance, energy and fuel related to fixed assets	(261,408)	(118,408)	(107,772)	(16,773)
Amortization and depreciation	(78,166)	(46,085)	(40,013)	(9,507)
Other production costs	(232,633)	(119,927)	(150,301)	6,701
Sub-total production costs	(873,753)	(512,767)	(462,047)	(45,114)
Foreign currency translation	(696,011)	160,595	(503,155)	39,880
Sub-total	(9,704,335)	(2,041,264)	(8,162,106)	(521,622)
Inventories as of the end	4,844,773	501,582	4,844,773	501,582
Cost of sales	$(4,859,562)	$(1,539,682)	$(3,317,333)	$(20,040)

Note 22. Net loss per share

The Group’s basic and diluted loss per ordinary share are the same because the Group has generated net loss to ordinary shareholders. The following table presents the calculation of basic and diluted loss per ordinary share for the periods ended on December 31, 2024 and 2023 as follows:

	For the six-month periods ended		For the three-month periods ended
Numerator	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Loss for the period, attributable to the owners of the Group	(4,342,806)	(3,374,520)	(2,427,307)	(1,783,517)
Loss attributable to the ordinary shareholders	(4,342,806)	(3,374,520)	(2,427,307)	(1,783,517)

Weighted-average number of ordinary shares (basic and diluted)

	For the six-month periods ended		For the three-month periods ended
Denominator	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Weighted-average number of ordinary shares	38,822,121	37,806,468	38,960,941	37,806,468

	For the six-month periods ended		For the three-month periods ended
Net loss attributable to ordinary shareholders per share	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Basic and Diluted	(0.11)	(0.09)	(0.06)	(0.05)

Convertible notes outstanding were not included in the diluted EPS calculations for the period ended December 31, 2024 and 2023 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

Note 23. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

	For the six months period ended		For the three months period ended
In USD ($)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Short-term employee benefits	51,968	79,170	25,984	63,795
Share based payment	161,327	376,166	79,101	161,203

Other Related Party Transactions

		For the six months period ended		For the three months period ended
In USD ($)	Note	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Share based payment
Key management		161,327	376,166	79,101	161,203
Services Provided by Other Companies
Bioceres Crop Solutions Corp	(i)	7,801,070	-	1,201,070	-
Union Group Ventures Limited	(ii)	823,748	-	-	-
98.6% owned by Bioceres S.A. - INDEAR S.A.- Instituto de Agrobiotecnología Rosario	(iii)	10,269	28,111	4,224	1,997
30% owned by Bioceres S.A. - INMET S.A.- Ingenieria Metabolica S.A	(iv)	-	30,183	-	10,433
Owned by Bioceres S.A. - Agrality Inc.	(v)	-	26,750	-	-
Founded and operated by the Company’s CPO - Future Foods B.V.	(vi)	-	1,580	-	-

(i)	Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see notes 13 and 17).

(ii)	The Company signed an amendment to the promissory notes with Union Group Ventures Limited, under which the interest rates and payment terms are updated.

(iii)	The Company entered into an agreement with INDEAR S.A.- Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.

(iv)	The Company entered into an agreement with INMET S.A.- Ingenieria Metabolica S,A through which it would receive research services in exchange for payment.

(v)	The Company entered into an agreement with Agrality Inc, for the provision of services.

(vi)	The Company entered into an agreement with Future Foods B.V. for the provision of services

Other Related Party Balances

In USD ($)	Balance outstanding as of December 31, 2024	Balance outstanding as of June 30, 2024
Invim Corporativo S.L. (ii)	(11,106,974)	(10,572,772)
Bioceres Crop Solutions Corp (iii)	(8,997,476)	(7,600,000)
Union Group Ventures Limited (ii)	(854,289)	(794,301)
100% Subsidiary of Bioceres S.A. - Bioceres LL (i)	(491,894)	(491,894)
Agrality Inc (i)	(26,750)	(26,750)
Founded and operated by the Company’s CPO - Future Foods B.V. (i)	(24,644)	(47,199)
INDEAR S.A. (i)	(4,158)	(2,992)

(i)	Balances are included in Accounts payable (see note 13)

(ii)	Balances are included in Financial debt (see note 17)

(iii)	Balances are included in Accounts payable and Financial debt (see notes 13 and 17 respectively)

Note 24. Financial instruments

Accounting classification and fair value

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

The following represents the carrying value and fair value of the Company’s financial instruments and non-financial derivatives:

Recurring measurements	Note	As of December 31, 2024	As of June 30, 2024
Financial Assets
Amortized costs
Cash and cash equivalents	(i)	925,794	3,296,554
Trade and other receivables	(i)	13,580,707	11,631,118

Fair value through profit or loss
Cash and cash equivalents	(iii)	1,004,117	2,093,374
Total financial assets		$15,510,618	$17,021,046

Financial Liabilities
Amortized costs
Trade and other payables	(i)	5,900,773	12,662,290
Financial debts	(ii)	21,737,947	14,259,391
Lease liabilities	(i)	347,832	421,887
Fair value through profit or loss
Warrant liabilities	(iii)	282,194	555,500
Total financial liabilities		28,268,746	27,899,068
Net financial (liability)		$(12,758,128)	$(10,878,022)

(i)	Cash, short-term investments, trade and other receivables, prepayments, trade and other payables and lease liabilities are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(ii)	The fair value of the Company’s long-term debt is based on secondary market indicators, categorized in level 2 of the fair value hierarchy. As of June 30, and December 31, 2024 the fair value equivalent to an amount of $9,562,041 and $14,997,044 respectively.

(iii)	Fair value of cash equivalent, short-term investment and warrants has been determined using the quoted market price at the period-end (level 1).

Note 25. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued:

On March 11, 2025 the Company received a letter from the staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has not regained compliance with Nasdaq Listing Rule 5550(a)(2) due to the closing bid price of its listed securities remaining below $1.00 per share over 30 consecutive business days as of September 10, 2024, and failing to reach $1.00 for more than 10 consecutive business days thereafter.

On March 13, 2025, the Company appealed the Staff’s determination to a Hearings Panel and intends to present a plan to regain and maintain compliance with Nasdaq Listing Rule 5550(a)(2) by executing a reverse share split, and such appeal automatically stays any potential delisting and the filing of the Form 25-NSE pending the hearing and decision of the Hearings Panel.

On April 4, 2025, the Company was granted an exception by Nasdaq until May 30, 2025 to effect the reverse stock split and thereafter regain compliance with the Bid Price Rule. In the event the Company fails to regain compliance with the Bid Price Rule by that date, its securities will be delisted.

On March 14, 2025, the Board of Directors approved and authorized the convening of an extraordinary shareholders’ meeting upon completion of all necessary formalities to consider and vote on the proposed reverse share split.

On March 19, the Board of Directors reviewed and discussed the appropriate minimum and maximum ratio to be informed to Nasdaq in connection with the Reverse Stock Split. After due consideration of market conditions and regulatory requirements, the Board recommends a ratio within the range of 2 to 10. This recommended range will be subject to further confirmation by the Board at the time of convening the extraordinary shareholders’ meeting (“EGM”). The final ratio will ultimately be determined and approved by the shareholders during the EGM.

On March 24, 2025 the State of Delaware approved the dissolution of the non-operative subsidiary Lightjump Acquisition Corporation.

As of the date of issuance of these financial statements, the Company is in the process of filing the transfer of jurisdiction of incorporation from the Grand Duchy of Luxembourg to the Cayman Islands, as an exempted company incorporated under the laws of such country.

On April 7, 2025, it was notified of an extraordinary general meeting of the shareholders (“EGM”) to be held on April 22, 2025. Matters submitted to the Extraordinary General Meeting include the approval of the transfer of the central administration (administration centrale) and registered office (siège social) of the Company from the Grand Duchy of Luxembourg to the Cayman Islands, and to set the registered office of the Company at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands, with effect as from the Effective Date (as defined in the convening notice), to acknowledge the Migration (as defined in the convening notice) and to approve the Share Capital Reduction (as defined in the convening notice) of the Company so as to reduce the share capital pursuant to the Consolidation Ratio (as defined in the convening notice), which will be set between 2:1 and 10:1.

On April 7, 2025, Mr. Gastón Paladini and Mr. Esteban Corley informed Moolec Science SA of their resignations as Members of the Board of Directors, effective as of April 22, 2025, immediately following the conclusion of the Extraordinary General Meeting (EGM), or by 11:59 p.m. Luxembourg time on that same day, whichever occurs first. In addition, Mr. Paladini will also resign as Chairman of the Board and Chief Executive Officer (CEO) of the Company, effective as of the same date.

The scheduled EGM will consider the potential appointment of two new members for the Company’s Board. The Board of Directors will announce in due time the Company’s new Chief Executive Officer before April 22, 2025. All Board members remain fully committed to the Company’s operations and strategic objectives, and will continue working diligently and with dedication to deliver value to its stakeholders.